November 10, 2005


Mr. Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Frequency Electronics, Inc.
        Form 10-K for the fiscal year ended April 30, 2005; Filed July 28, 2005 File No. 1-08061

Dear Mr. Webb:

This letter is in response to your letter dated October 27, 2005, to Martin B. Bloch, President and Chief Executive Officer of Frequency Electronics, Inc. (the "Company"). We appreciate the opportunity to clarify our first response dated October 19, 2005.

Our responses to your additional comments are set forth below.

Form 10-K for the period ending April 30, 2005

Notes to Financial Statements - page 34

Note 6 Property, Plant and Equipment - page 39

1. Please refer to prior comment 3. We see you indicate "in fiscal 2005 when the operating partnership units were converted to the common stock of Reckson, the continuing involvement in the building was deemed to have ceased." Please tell us why the conversion of the partnership units to common stock would cause you to cease having continuing involvement (as defined by applicable generally accepted accounting principles) with Reckson. Specifically, demonstrate why the significant gain recognized in 2005 in connection with the conversion was appropriate and compliant with generally accepted accounting principles. Your response should reference the specific authoritative literature that supports your conclusions.

         Company Response
         ----------------
          FAS 98 describes "continuing involvement" by the seller-lessee in leased property as that which "results in the seller-lessee not transferring the risks or rewards of ownership to the buyer-lessor." FAS 98 provides examples of such continuing involvement in paragraphs 11 through 13. These include the seller-lessee's obligation to repurchase the property; seller-lessee guarantees the buyer-lessor's investment or return on investment; seller-lessee provides nonrecourse financing to the buyer-lessor; seller-lessee provides collateral on behalf of buyer-lessor; or other provisions by which the seller-lessee participates in any profits of the buyer-lessor or the appreciation of the leased property.

          By acquiring partnership units in Reckson Operating Partnership L.P., the Company became a joint owner of the leased property and, as a partner, participated directly in the profits or appreciation of the building, thus satisfying the last condition of the preceding paragraph. Consequently, from 1998 through 2004, the Company received Federal tax form Schedule K-1 from the Reckson Operating Partnership for the purpose of reporting in its annual corporate tax return on Form 1120 the Company's share of the taxable results from the partnership, which included any income or expense that accrued to the partnership from its ownership of the subject leased property. (The Company will also receive a Schedule K-1 from Reckson for its short-year ownership in the partnership from January 1, 2005 through March 10, 2005.)

          Upon conversion of the partnership units to the common stock of Reckson Associates Realty Corp., the Company ceased to participate directly in the ownership of the building and effectively exchanged the risks and rewards of ownership of the leased property into the market risk of owning the stock of a publicly traded company. The continuing involvement in the leased property ceased when the Company was no longer a partner with Reckson. Effectively, the Company exchanged illiquid partnership units which bound it closely to Reckson, for highly liquid, publicly traded stock.

          While we acknowledge that tax accounting and generally accepted accounting principles are not always consistent, it should be noted that the Company's financial accounting treatment of the conversion of units to Reckson stock closely parallels the tax treatment. The 1998 sale of the building was deemed to be a like-kind exchange of real estate, thus no gain on the sale was recognizable for tax purposes. However, the conversion of units into Reckson stock triggered taxable gain recognition ("boot" was received) and the Company will recognize the full gain in its fiscal year 2005 corporate income tax return.

          The Company converted the partnership units to stock solely for the purpose of converting it's investment into cash. The Company did not convert its operating partnership units until such time that Reckson completed the filing of an appropriate registration statement with the SEC. (See also the next paragraph.) In late 2004, the Company requested that such a registration statement be prepared and the filing became effective in March 2005. As soon as the Company received the converted Reckson stock, it began to sell the shares in the open market. Although it would have been possible to sell all of the shares of Reckson stock prior to the end of the Company's fiscal year (April
          30) the Company attempted to optimize the cash realization for its investment. By the end of the fiscal year, the Company sold approximately 50% of the shares and by August 2005, it completed the sale of all 513,000 shares received.

          It should be noted that, due to the lengthy delay in obtaining an effective registration statement for the Reckson shares, the Company considered converting the units into Reckson restricted stock and then effecting a prompt sale of the securities under Rule 144. In order to do so, the Company needed to establish that its holding period in such securities was from the original 1998 transaction. However, legal counsel advised the Company that the SEC had specifically ruled that converted REIT shares are excluded from such attributions of ownership. That is, ownership of partnership units is not the same as ownership of REIT common stock.

          To summarize, the Company's position is that as long as it held partnership units, it retained a "continuing involvement" in the leased property under the spirit and the letter of FAS 98, paragraph 13c. Upon conversion of the units to saleable Reckson stock, the Company's interest was no longer in the property or of the profits of Reckson Operating Partnership. Rather, it then possessed a highly liquid asset that it converted to cash as soon as practical. Consequently, a gain was realized on the final sale of the property as of the date of conversion and additional investment gains were realized upon the subsequent sales of Reckson stock in fiscal years 2005 and 2006.

Note 13 Employee Benefit Plans - page 42

Deferred Compensation Plan - page 45

2. Please refer to prior comment 5. From the information in your response it appears in prior years your deferred compensation liability estimates were not prepared using the most current historical actuarial information available. Please tell us whether your current deferred compensation liability estimates were made using the most recently available actuarial information and why the increase in your liability in 2005 that resulted from the use of more current actuarial information was not the correction of an error (as defined in paragraph 13 of APB Opinion 20). Consider the need to revise your financial statements to correct any material errors in your financial statements that exist as a result of estimates made with outdated actuarial or other information.

          Company  Response
          -----------------
          Pension accounting literature consistently states that when estimating liability for pension benefits or similar deferred compensation plans that a company do so based upon the "actuarial present value." The actuarial present value is to be computed using a variety of factors, one of which is mortality, but also includes identifying an appropriate discount rate as well as assumptions related to the specific plan, such as expected retirement dates and the stream of payments. (See FAS106, paragraph 518.) We are not aware of any FASB pronouncements, SEC regulations or Staff Accounting Bulletins which prescribe that a company use the "most current historical actuarial information." All such writings refrain from specifying the use of any particular mortality table or discount rate, presumably leaving that to the professional judgment of the actuaries.

          We have consulted with the actuaries who prepared the calculation of our deferred compensation liability. A copy of their letter is attached as an exhibit to our response. In essence, our actuaries' conclusion is that the Company's use of the 1983 Group Annuity Mortality table and the later 1994 GAM table are equally acceptable from an actuarial point of view. Our Company could have continued to use the 1983GAM but chose instead to use the 1994GAM as it produced a modestly more conservative representation of our Company's estimated liability under the deferred compensation program.

          In retrospect, it appears that we may have confused the matter when we responded to the SEC's first letter by referring to the 1994 GAM table as "a more current life expectancy table" which generated the SEC's obvious follow up question, namely, are there other tables which are even more current than the 1994 table? The more appropriate language should have been: "The Company and its actuaries chose to use the mortality table which yielded the more conservative estimate of its deferred compensation liability."

          As our actuaries note in their letter, many actuarially computed mortality tables have been published to meet a variety of needs, such as the RP-2000 Mortality Table, which is more current but is not applicable to our type of deferred compensation plan. For companies of sufficient size, actuaries may prepare mortality tables that are unique to that company. For a company such as ours, with only 25 participants, such a table would be inappropriate since "the validity of actuarial assumptions is dependent on the law of large numbers." (FAS35, paragraph 203) Consequently, in prior years the Company's actuaries chose to apply the widely used 1983 GAM table which provided a reasonable and acceptable estimate of the Company's deferred compensation liability. In fiscal year 2005, when the actuaries demonstrated to the Company that the 1994 GAM table produced a moderately more conservative liability, it was decided to make the change in accounting estimate.

          As emphasized by our actuaries, the 94GAM "parallels the latter [83GAM] fairly closely." Indeed, the increase of $327,000, representing the cumulative effect in the year of change, is less than 5% of what the liability would have been had the previous table been used. Similarly, the $327,000 additional expense in fiscal year 2005 is less than 3% of total selling and administrative expenses and reduced fiscal year 2005 net income by less than 5% (from $0.61 per diluted share to the reported $0.58 per diluted share.) This change in estimate did not create a material distortion in the Company's financial statements for fiscal year 2005. In future years, the incremental effect of using the 94GAM versus the 83GAM is expected to be insignificant.

          FAS35, paragraph 23, states "changes in actuarial assumptions made to reflect changes in the plan's expected experience shall be viewed as changes in estimates. That is, the effects of those changes shall be accounted for in the year of change (or in the year of change and future years if the change affects both) and shall not be accounted for by restating amounts reported in financial statements for prior years or by reporting pro forma amounts for prior years." The Company believes that its accounting treatment for the change to the 1994 GAM table is fully compliant with generally accepted accounting principles.

As you requested in your letter dated October 7, 2005, we reiterate our acknowledgement of the following:

          o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

          o Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

          o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.



Sincerely,

/s/Alan Miller
--------------------------------------
   Alan Miller
Treasurer and Chief Financial Officer

                                                                         Exhibit
                                                                          Page 1
November 8, 2005


SLG PENSION SERVICES
Pension and Actuarial Services
9 Mohegan Place
Huntington Station, NY  11746

Personal & Confidential

Mr. Alan Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchel Field, NY 11553

Re: Frequency Electronics, Inc. Deferred Compensation Program - SEC Inquiry

Dear Mr. Miller:

       This letter is in response to your request for comment relating to the SEC's questioning of the mortality assumptions used to determine the accrued liability for your deferred compensation plan. Selection of the appropriate mortality table is left to the discretion of the actuary (in concord with the accounting firm). The following excerpt is from a letter written by the Academy Pension Committee of the American Academy of Actuaries to Mark Weinberger, Assistance Secretary of the Treasury for Tax Policy, Department of the Treasury:

       "Actuarial Standard of Practice for Mortality Assumptions [ASOP]:
       When selecting, or making a recommendation regarding the selection of a mortality assumption, actuaries are required to follow Actuarial Standard of Practice No. 35, Selection of Demographic and Other Noneconomic Assumptions for Measuring Pension Obligations. In part, ASOP 35 requires that the actuary use professional judgment to estimate possible future outcomes based on past experience and future expectations, and select reasonable assumptions based upon the application of that professional judgment. A reasonable assumption is one that is expected to appropriately model the contingency being measured and is not anticipated to produce significant cumulative actuarial gains or losses over the measurement period [Italics added]. "

       Regarding the tables that were used: The 1983 Group Annuity Mortality Table was used by the prior actuary at PricewaterhouseCoopers LLP prior to our involvement. The 83GAM blended table is the mortality table that is prescribed by the IRS in Revenue Ruling 95-6. This table is still widely used today in many applications (funding, lump sum equivalency, maximum benefit calculations) in defined benefit plans. Empirically, it has been - and now still is - regarded by the Service as a valid and acceptable mortality assumption at varying interest rates. There is often a lag of unpredictable duration between the development of a new mortality table and its release to the public for use, and possibly an even longer wait (several more years) before the IRS announces formal sanction. The table that we changed to, in agreement with your auditors, is the 1994 GAM. This is a more current table than the 1983 GAM, but parallels the latter fairly closely.

                                                                         Exhibit
                                                                          Page 2

       There is a more current table available, the RP-2000 Mortality Table. This table was developed pursuant to observations that significant differences in mortality exist in hourly and salaried employee groups. However, this consideration does not apply to your company's employee group. This mortality table is intended to be used to calculate "current liability" under a qualified defined benefit plan and is not applicable to your purpose in figuring accrued liability for FASB reporting of a nonqualified plan. ("Current liability" is an artificial benefit measurement, developed by the Service, germane to actuarial reporting to the Service for qualified plans filing a Schedule B attachment to Form 5500.) Although this table is more current, for the reasons noted above, it is not appropriate for use here and is therefore not recommended.

       The 94GAR Table (1994 Group Annuity Reserving Table), is a revised 83GAM table under Revenue Ruling 2001-62, and is required to be used with IRS-published interest rates from about 2002 on, to calculate minimum lump sum benefit payouts under IRC 417(e) [American Society of Pension Actuaries, No. 01-29]. This table also does not apply to your plan or to this project. A nonqualified plan is not subject to the distribution requirements of qualified plans.

       Some large companies create their own mortality tables specific to their own employee demographics, however, companies of your size would probably not achieve valid results with their own table based on such a small demographic sampling. Another concern in choosing an appropriate mortality table would be to not overstate the accrued liability with regard to the fact that a large percentage of the company's participants are post-retirement, representing an actuarially shrinking cost; and so care must be taken not to defeat this funding dynamic through a more costly table. This is another reason that the table chosen is appropriate.

       The tables we used, the 83GAM and, subsequently, the 94GAM, are in all ways acceptable, both to the IRS and when measured against accepted actuarial standards, and are used frequently in this type of application. The change from the former to the latter table was a conservative decision. The 83GAM table was fully appropriate through the year of change (and is still acceptable today); and the 94GAM is a reasonable and acceptable choice to replace the prior table, and will be usable for the foreseeable future.

                                                     Yours truly,

                                                     /s/ Steve L. Greene
                                                     -------------------
                                                         Steve L. Greene